[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Eric McPhee

  Isaac Esquivel

  Benjamin Holt

  Pam Howell

Re: American Exceptionalism Acquisition Corp. A

Registration Statement on Form S-1

Amendment Filed September 15, 2025

File No. 333-289701

Ladies and Gentlemen:

On behalf of our client, American Exceptionalism Acquisition Corp. A (the “Company”), we are providing the Company response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated September 16, 2025, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed September 15, 2025

Exhibits

1

The trust account termination letter attached as Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.2 states that “ . . . counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially concurrently with your transfer of funds . . ..” Nasdaq Listing Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. We also note that the exhibit is inconsistent with the disclosure in the prospectus, which states proceeds will not be released until “the completion of our initial business combination.” Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.

Response: The Company has revised Exhibit 10.2 of the Amended Registration Statement in response to the Staff’s comment to clarify that the Business Combination will be consummated prior to or at the same time that funds are being transferred in compliance with the listing rules of the New York Stock Exchange.

September 17, 2025

If you have any questions related to this letter, please do not hesitate to contact Steven R. Green at (212) 403-1035 or Raaj S. Narayan at (212) 403-1349.

Sincerely

By:	/s/ Steven R. Green
Name:	Steven R. Green

Enclosures

cc:

Steven Trieu

Chief Executive Officer

American Exceptionalism Acquisition Corp. A

Jeffrey Vignos

Chief Financial Officer

American Exceptionalism Acquisition Corp. A

Raaj S. Narayan

Wachtell, Lipton, Rosen & Katz